Exhibit 99.1

Voting Results of 2023 Annual General Meeting of Baidu, Inc.

At the annual general meeting of shareholders of Baidu, Inc. (the “Company”) held on June 27, 2023 (the “AGM”), the Company’s shareholders duly adopted the following resolution:

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as a special resolution, THAT the Company’s Fourth Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Fifth Amended and Restated Memorandum of Association and Articles of Association in the form as attached as Exhibit 3.1 to this current report on Form 6-K (the “Amended M&AA”) for the purposes of, among others, (i) bringing the Amended M&AA in line with applicable amendments made to Appendix 3 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and (ii) making other consequential and housekeeping changes in conjunction with the proposed adoption of the Amended M&AA.

A total of approximately 2,410,117,621 Class A ordinary shares and Class B ordinary shares (including those Class A ordinary shares underlying American depositary shares), representing approximately 85.65% of the Class A ordinary shares and Class B ordinary shares issued and outstanding as of May 23, 2023, the record date, were present in person or by proxy at the AGM. The results of the votes are as follows:

	For		Against		Abstain
Resolution	Votes	%	Votes	%	Votes	%
Adoption of Fifth Amended and Restated Memorandum of Association and Articles of Association of the Company	7,112,167,205	99.64	16,307,576	0.23	9,162,840	0.13